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                     December 4, 2023

       Pauline Carson
       Chief Executive Officer
       Accel Liquid Gels, Inc.
       5308 W. Cygnus Hill Cove
       West Jordan, UT 84081

                                                        Re: Accel Liquid Gels,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 31, 2022
                                                            Filed September 13,
2022
                                                            File No. 333-258166

       Dear Pauline Carson:

              We issued comments on the above captioned filing on March 6, 2023. On November 7,
       2023, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301
       with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing